UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2026 (Report No. 7)

Commission file number: 001-41260

Maris-Tech Ltd.

(Translation of registrant’s name into English)

2 Yitzhak Modai Street

Rehovot, Israel 7608804

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

On May 20, 2026, the board of directors (the “Board”) of Maris-Tech Ltd. (the “Registrant”) appointed Mr. Ofer Sela to serve as a Class III director to the Board to fill in the vacancy on the Board, effective immediately, and until the 2027 Registrant’s Annual General Meeting of the Shareholders or until his successor is duly elected and qualifies or his earlier death, resignation or removal. Mr. Sela was also appointed to serve on the Audit Committee of the Board to replace Mr. Amitay Weiss who will continue to serve as Chairman of the Board.

Mr. Sela, age 72, has served as a real estate sales manager of Tidhar Group Ltd. since January 1, 2025. Mr. Sela served as a real estate sales manager of Shikun & Binui Ltd. (TASE:SKBN) from January 1, 2023 to December 31, 2024. Prior to that, Mr. Sela served as a realtor at O. Sela Realtor Ltd. from January 1, 2020 to December 31, 2022. Mr. Sela holds a B.A. degree in Business Administration and Economics from the Bar-Ilan University.

The Board concluded that Mr. Sela is qualified to serve as a director of the Board and the Audit Committee and is independent under the rules of the Nasdaq Stock Market LLC and the Securities and Exchange Commission (“SEC”). In connection with his appointment, the Registrant expects to enter into its standard form of indemnification agreement with Mr. Sela on the same terms as the indemnification agreements previously entered into between the Registrant and each of its directors and executive officers previously filed with the SEC. There are no related party transactions involving Mr. Sela required to be disclosed under Item 7.B of Form 20-F.

The Report of Foreign Private Issuer on Form 6-K (this “Report”) is incorporated by reference into the Registrant’s Registration Statements on Form S-8 (Registration No. 333-262910 and 333-274826) and Registration Statements on Form F-3 (Registration No. 333-270330 and No. 333-294280), filed with the SEC, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maris-Tech Ltd.

Date: May 26, 2026	By:	/s/ Nir Bussy
Nir Bussy
Chief Financial Officer

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